EXHIBIT (e)

BLACKSTONE ALTERNATIVE ALPHA FUND

(the “Fund”)

Automatic Dividend Reinvestment Plan

Except with respect to holders of shares of beneficial interest (“Shares”) in the Fund (an “Investor”) who are ineligible or otherwise elect, all distributions (including dividends and capital gain distributions) with respect to each Investor will be automatically reinvested by the Fund in additional Shares of the Fund. Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by indicating that choice on the applicable subscription document or by contacting the Fund’s administrator, presently Citi Fund Services Ohio, Inc. (the “Administrator”). On the payment date for any declared distribution (including dividends and capital gain distributions), Investors participating in the Plan will be issued additional Shares at the net asset value determined for the Shares as of the applicable date. Notice of each such Share transaction will be furnished as soon as practicable but not later than seven days after the Fund’s NAV is distributed and Investor transactions are settled, together with information relevant for personal and tax records.

In the case of persons, such as banks, brokers or nominees, who hold Shares for others who are the beneficial owners, the Plan will be administered on the basis of the number of Shares certified from time to time by the record holders as representing the total amount registered in the record holder’s name and held for the account of beneficial owners who are participants in the Plan. Investors who hold Shares through a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. federal income tax that may be payable on such dividends or distributions.

Adopted January 25, 2012